[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

March 1, 2010

Anne Nguyen Parker

Tracey McNeil

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Noranda Aluminum Holding Corporation

Amendment No. 3 to Registration Statement on Form S-1

Filed February 26, 2010

File Number 333-150760

Dear Ms. Parker and Ms. McNeil:

Set forth below are the responses of Noranda Aluminum Holding Corporation (“Noranda” or the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated February 16, 2010, regarding Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”), and we have enclosed six courtesy copies of such Amendment No. 4 marked to show changes from Amendment No. 3 as filed on January 14, 2010. Capitalized terms used but not defined herein have the meanings specified in Amendment No. 4.

Ms. Parker & Ms. McNeil

Securities and Exchange Commission

March 1, 2010

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. All page references in the responses set forth below refer to pages of Amendment No. 4.

General

1.	Please continue to monitor your requirements to provide updated financial statements with your next amendment. Please refer to Rule 3-12 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and will continue to monitor its requirements pursuant to Rule 3-12 of Regulation S-X. In addition, the Company respectfully advises the Staff that it has updated its Registration Statement to include financial statements as of and for the twelve months ended December 31, 2009.

2.	Please provide updated consents with your next amendment.

Response: The Company has filed updated consents with Amendment No. 4. Please see exhibits 23.2, 23.3 and 23.4 to Amendment No. 4.

3.	We do not comment on each place that includes disclosure which requires revision. Please carefully review your document to make corresponding changes wherever applicable. That will eliminate the need for us to issue repetitive comments.

Response: The Company acknowledges the Staff’s comment and has made corresponding changes wherever applicable throughout the Registration Statement.

4.	We note there are numerous blanks throughout the registration statement, for example, under “Description of Capital Stock”, “Shares Eligible for Future Sale”, and “Underwriting”. Upon completion we will need sufficient time to review the complete filing in its entirety.

Response: The Company acknowledges the Staff’s comment and will revise the Registration Statement to complete this information as promptly as practicable after such information has been finalized.

5.	Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no additional concerns with respect to any proposed underwriting arrangements.

Response: The Company acknowledges the Staff’s comment and will ensure that the Staff receives a copy of the letter, or a call, from FINRA as promptly as practicable after their review is completed.

Ms. Parker & Ms. McNeil

Securities and Exchange Commission

March 1, 2010

6.	We have been advised by your outside counsel that a request for confidential treatment for certain exhibits is forthcoming. Please be advised that we will not grant effectiveness of the registration statement until we have issued and resolved all comments relating to any outstanding requests for confidential treatment. Comments regarding any confidential treatment request received will be sent under separate cover.

Response: The Company acknowledges the Staff’s comment.

7.	Your disclosure refers to CRU and its statistics in numerous places to substantiate various estimates, assertions, and projections presented in the registration statement. To the extent that you rely on published CRU reports in that regard, please provide us with a copy that has been highlighted with a corresponding key to indicate where support for the various assertions may be found. In addition, tell us whether the source of each statistic is publicly available without cost or at a nominal expense. If the source is not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may adopt these statements as your own.

Response: The Company respectfully advises the Staff that CRU reports are available only to paid subscribers. Therefore, the Company has obtained and filed a consent from CRU with Amendment No. 4. Please see exhibit 23.5 to Amendment No. 4.

8.	In addition, clarify the dates that such estimates, assertions, and projections were made, as necessary. For example, we note your statement on page 1 that the production capacity at New Madrid “represents more than 15% of total U.S. primary aluminum production, as estimated by CRU . . . .”

Response: Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see, for example, page 1.

9.	We note assertions and projections throughout your disclosure, including, for example, those found on page 1, (“Our downstream business is one of the largest aluminum foil producers in North America” and “Our upstream business is one of the largest U.S. producers of primary aluminum”). Please specifically disclose the factual basis for, and the context of, the beliefs you express in these assertions, as well as for any similarly optimistic views presented in throughout the registration statement. Revise your disclosure as necessary to remove all beliefs and assertions that cannot be substantiated on a reasonable basis. Also, supplementally provide the staff with copies of all source material utilized for your substantiation of these, and any similar, statements.

Ms. Parker & Ms. McNeil

Securities and Exchange Commission

March 1, 2010

Response: The Company has revised the Registration Statement in response to the Staff’s comment. In addition, the Company believes that the following statements in the Registration Statement (in bold and italicized below) are correct for the reasons stated below and has supplementally provided the Staff with the related source material.

“We are a leading North American integrated producer of value-added primary aluminum products and high quality rolled aluminum coils.”

The Company respectfully advises the Staff that the Company believes its status as a leading producer of value added primary aluminum products and downstream rolled foil products is evidenced by Noranda’s significant positions in the markets in which it competes and the Company’s low cost facilities. Noranda’s view of its strong market position in value-added products has been corroborated by Ducker Worldwide, an independent research and consultancy firm, which estimates that Noranda has meaningful positions in its two most key value-added primary product segments: (1) redraw rod, where Noranda is #3 in the US with 18% market share, behind Alcan and ALCOA but ahead of Southwire and (2) extrusion billet, where we are #3 in the US in primary billet (again behind Alcan and ALCOA) and #7 in the US for both primary and secondary billet. In addition, New Madrid is the second lowest cost smelter in the U.S and ranks globally in the top  1/3 as estimated by CRU for 2010. Given that being a low cost producer is vital to long-term sustainability and survival in a commodity business, we believe this low cost status is particularly important for any “leading” producer of primary aluminum.

“Our downstream business is one of the largest aluminum foil producers in North America and consists of four rolling mill facilities with a combined maximum annual production capacity of 410 to 495 million pounds, depending on our production mix.”

The Company respectfully advises the Staff that the Company believes the preceding statement is true based on Noranda’s intimate knowledge of the Company’s downstream production volume and the market size for our light gauge and foil products from Aluminum Association and CRU data.

“Our downstream business is a low-cost domestic producer of aluminum rolled products.”

The Company respectfully advises the Staff that the Company believes the preceding statement is true based on data from CRU showing that Noranda’s plants are among the lowest cost US (and even global) producers in their respective rolled products markets.

Ms. Parker & Ms. McNeil

Securities and Exchange Commission

March 1, 2010

“We own and operate four rolling mills, including the West plant in Huntingdon, Tennessee, which is recognized by CRU, as one of the most advanced rolled aluminum production facilities in North America.”

The Company respectfully advises the Staff that the Company believes the preceding statement is true based on recent and frequent corroboration by CRU that Huntingdon West is the low cost US producer of foil products and, as one of the last downstream continuous cast rolling mills built in the US according to CRU, is advanced relative to peer facilities.

“We believe that this flexibility, when combined with our strong customer service, product quality and strategic sales support, has allowed our downstream business to gain market share during a period of weakness in end-market demand.”

The Company respectfully advises the Staff that the Company believes the preceding statement is true based on our market intelligence with new and existing customers, combined with information from the Aluminum Association and CRU confirming that Noranda has gained downstream market share.

“The Salisbury plant is one of the largest U.S. producers of intermediate width light gauge product (0.000X” thickness), typically sold to customers who laminate the foil with paper, plastic or cardboard used in flexible packaging applications such as juice boxes.”

The Company respectfully advises the Staff that the Company believes the preceding statement is true based on data and reports from CRU which confirm that Salisbury is among the largest US producers.

“This mill began production in 2000 at a capital cost of $238 million and has the lowest conversion cost (excluding metal) for foil stock production in North America, according to CRU.”

The Company respectfully advises the Staff that the Company believes the preceding statement is true based on: Noranda’s intimate knowledge of when the Huntingdon West plant was commissioned and the associated capital cost, as accepted and confirmed by industry associations and market experts. In addition, CRU confirms that Huntingdon West is the lowest cost foil mill in the US.

“Our downstream business is a leading producer of foil and certain light gauge sheet products.”

The Company respectfully advises the Staff that the Company believes the preceding statement is true based on data from CRU. CRU data and reports confirm that our plants are among the lowest cost US (and even global) producers in their respective rolled products markets.

Ms. Parker & Ms. McNeil

Securities and Exchange Commission

March 1, 2010

10.	You use a substantial number of defined terms, such as “Apollo”, “Special Dividend” and “Xstrata Acquisitions”, which definitions are dispersed throughout the document. Please provide a glossary that defines all your capitalized terms in one place.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages iii – iv.

Prospectus Summary, page 1

11.	We remind you of prior comment 10 from our letter dated June 18, 2008 regarding the need for balanced presentation in the summary. In this regard, we note the difference in tone of your summary, which generally highlights only positive aspects of your company, as compared to the tone of your MD&A, which provides a more balanced discussion of factors affecting your company. As an example only, while you discuss strong liquidity position and low cash interest burden relative to debt, you should also discuss the total amount of outstanding indebtedness and the fact that you did not meet required performance ratios relating to your senior credit facilities and Notes. As another example, please discuss and quantify the “significant negative” impact of the recent global recession and credit crisis on your financial results. Please include an updated discussion of Standard & Poor’s and Moody’s ratings of you and your subsidiaries.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 3 – 5.

12.	Please define “LME” the first time you use it.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 1.

Recent Developments, page 3

13.	We note your disclosures regarding your hedge settlement agreement. Your disclosure indicates as of “January 4, 2009”, the value has been reduced to approximately $126 million. It appears you may have intended to provide the information as of January 4, 2010. Please modify your disclosure or otherwise explain.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 4.

Ms. Parker & Ms. McNeil

Securities and Exchange Commission

March 1, 2010

Competitive Strengths, page 4

14.	We note your statement that “As of January 12, 2010, we had $227.8 million of cash and revolving credit facility available borrowings.” Please break this out into the amount of cash on hand versus the amount of available borrowings under your credit facility. In addition, disclose the total amount of your indebtedness. Finally, discuss why you chose to elect to pay interest in-kind on your notes beginning in the third quarter of 2008 and disclose the amounts of the in-kind payments.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 5 and 141 – 142.

Risk Factors, page 22

“A downturn in general economic conditions . . .”, page 25

15.	In your next amendment, please update the discussion this risk factor.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 25.

“Our operations have been and will continue to be exposed . . .”, page 30

16.	We note your discussion of a recent understanding reached regarding revisions to a negotiated fiscal structure between Noranda Bauxite Limited and the Government of Jamaica. Tell us whether this recent understanding is the subject of the Exhibit 10.21 Letter Agreement to be filed by amendment.

Response: The Company respectfully advises the Staff that the Company’s recent understanding with the Government of Jamaica is the subject of Exhibit 10.21, which has been filed with Amendment No. 4.

Use of Proceeds, page 39

17.	Please also provide disclosure on the net proceeds that you expect to receive if the underwriters exercise in full their option to purchase additional common stock from you.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 39.

18.

Once you know the expected size of the offering, and no later than when you provide the price range for the offering, you will need to provide the estimated amounts you intend to allocate to each of the identified uses. In that regard, it is insufficient to indicate only that the proceeds will be used for “general corporate purposes” that

Ms. Parker & Ms. McNeil

Securities and Exchange Commission

March 1, 2010

include “working capital, the expansion of our production capabilities, research and development, purchases of capital equipment and potential acquisitions of businesses that we believe are complementary to our business.” Instead, provide necessary detail for each intended use, and present the information in tabular form to facilitate clarity. If you have no specific plan for a significant portion of the proceeds, state this explicitly, and discuss the principal reasons for the offering at this time. Refer generally to Item 504 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and will revise the Registration Statement to provide the necessary detail as promptly as practicable after the Company’s plans have been finalized.

Selected Historical Consolidate Financial Data, page 45

19.	Please modify your presentation of external alumina and bauxite shipments on page 47 to express the quantities in millions of pounds, similar to your other shipment data.

Response: The Company acknowledges the Staff’s comment, however, respectfully advises the Staff that alumina and bauxite are sold and priced in metric tonnes, and are not typically discussed in terms of pounds. Therefore, the Company does not believe that it is helpful to indicate quantities of external alumina and bauxite shipments in pounds in the table. However, the Company has added a footnote to the table in order to provide the pounds to metric tonnes conversion ratio, as well as the number of pounds of alumina and bauxite shipped. Please see page 47.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Share-based Payments, page 61

20.	Please tell us your estimated offering price. In addition, please consider enhancing your disclosure to discuss each significant factor contributing to the difference between the estimated offering price and the fair value of your common stock as of the date of your most recent stock option grant.

Response: The Company acknowledges the Staff’s comment and will revise the Registration Statement to include its estimated offering price and any necessary additional disclosure when it is available.

Results of Operations, page 62

21.	Please provide expanded disclosure of “the December 2008 workforce reduction.”

Ms. Parker & Ms. McNeil

Securities and Exchange Commission

March 1, 2010

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 65.

Nine months ended September 30, 2008 compared to nine months ended September 30, 2009, page 70

22.	We note your response to our prior comment 17 and we reissue the comment in part. Regarding the decrease in external shipments that contributed in part to a decrease in your sales results, discuss whether you anticipate any further decreases and discuss the factors that might lead to any future increase or decrease in external shipments and your sales results.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see the section entitled “Key factors affecting our results of operations—Demand” on page 55. In addition, the Company respectfully advises the Staff that is has replaced the discussion of the nine months ended September 30, 2008 compared to the nine months ended September 30, 2009 with a discussion of the twelve months ended December 31, 2008 compared to the twelve months ended December 31, 2009. Please see pages 69 – 73.

Quantitative and Qualitative Disclosures about Market Risk, page 83

23.	We remind you of prior comment 52 to our letter dated June 6, 2008. Please disclose the counterparty to your hedging arrangements. Additionally, please tell us if you have filed the material agreements relating to these arrangements, including the master agreement with Merrill Lynch.

Response: The Company respectfully advises the Staff that the counterparty to its hedging agreements is disclosed on page 83 in the subsection entitled “Non-Performance Risks.” In addition, the Company respectfully advises the Staff that it has not filed the master agreement with Merrill Lynch because the agreement is a form “ISDA Master Agreement,” which is publicly available and does not contain any economic terms or any terms specific to the Company; it merely sets out the basic rules and provisions for entering into substantive economic transactions. The substantive economic transactions are entered into orally and subsequently confirmed by short-form “confirmations.” The Company has many of these confirmations, none of which are individually material and all of which contain highly sensitive, proprietary information. The Company discloses the aggregate economic terms of its hedges in the section entitled “Commodity Price Risks” beginning on page 81 of the Registration Statement.

Ms. Parker & Ms. McNeil

Securities and Exchange Commission

March 1, 2010

Business

Primary Metal – Upstream Business, page 93

24.	We note your disclosures that indicate you have acquired the remaining interest in the St. Ann Bauxite Mine in the third quarter of fiscal 2009. We further note you believe this mine is vertically integrated into your upstream business. Please tell us how you considered providing pro forma proven and probable reserve disclosures to facilitate investor’s understanding of the reliability of the bauxite supply to your upstream operations. Please refer to Rule 11-01(a)(8) of Regulation S-X. In addition, please refer to Industry Guide 7 for guidance on reserve reporting.

Response: The Company respectfully directs the Staff’s attention to the discussion of the St. Ann bauxite mine in the “Business” section of the Registration Statement, beginning on page 94. Unlike typical mining operations, St. Ann is not dependent upon reserves in a specific area of land. St. Ann conducts bauxite mining operations pursuant to a concession from the Government of Jamaica, which allows St. Ann to ship 4.5 million dry metric tons of bauxite annually through 2030. Pursuant to the concession, if the current lands leased to St. Ann do not contain sufficient bauxite reserves, the Government of Jamaica is required to provide additional concessions. Therefore, the Company does not believe that St. Ann is a “significant property” pursuant to Industry Guide 7, paragraph (b). In addition, the Company’s acquisition of the remaining interest in St. Ann did not change any of the terms of the concession from the Government of Jamaica.

Rolling Mills—Downstream Business, page 97

25.	Please provide us with your analysis as to whether you are required to identify and file as an exhibit the agreement with the one customer that represented 14% of your downstream net year-to-date sales.

Response: The Company respectfully advises the Staff that the downstream segment is not dependent upon this customer and the dollar amounts of sales to this customer are not material to the Company, as they account for only approximately 7% of the Company’s consolidated sales. Therefore, the Company is not required to identify this customer pursuant to Item 101(b)(vii) of Regulation S-K or file the agreement pursuant to Item 601(b)(10) of Regulation S-K.

Item 101(b)(vii) of Regulation S-K requires disclosure of a customer’s name “if sales to the customer by one or more segments are made in an aggregate amount equal to 10 percent or more of the registrant’s consolidated revenues and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole.” This customer accounts for only approximately 7% of the Company’s consolidated revenues and the Company does not believe that the loss of this customer would have a material adverse effect on the Company taken as a whole. Therefore, this customer is not required to be identified pursuant to Item 101(b)(vii) of Regulation S-K.

Ms. Parker & Ms. McNeil

Securities and Exchange Commission

March 1, 2010

Item 601(b)(10)(ii) states that, subject to certain listed exceptions, “if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed.” The Company respectfully advises the Staff that the agreement with this customer is typical for the downstream business and none of the exceptions to Item 601(b)(10)(ii) apply to this agreement. Therefore, this agreement is not required to be filed under Item 601(b)(10) of Regulation S-K.

In addition, the agreement with this customer is immaterial in amount to the Company. Item 601(b)(10)(ii) states that even agreements that fall within the listed exceptions do not need to be filed if such contracts are “immaterial in amount or significance.” The dollar amount of sales to this customer are not material to the Company, as they account for approximately 7% of the Company’s consolidated sales. Therefore, the contract with this customer is not captured by Item 601(b)(10) and does not need to be filed as an exhibit to the Registration Statement.

Executive Compensation, page 110

Role of the Compensation Committee, page 111

26.	You disclose that the aggregate level of executive compensation opportunities for your executive officers should be consistent with the range of compensation paid by your peer companies. Your further disclose that you generally endeavor to set compensation “in proximity to the midpoint of peer company levels” but that you make “individualized determinations based on the particular goals of each compensation decision.” Expand your disclosure to include a discussion of the actual compensation paid to your executive officers in comparison to the peer group with respect to total compensation and each element of compensation. To the extent actual compensation fell outside of a targeted goal or percentile, please explain why.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 110 – 111. In addition, the Company notes that in reviewing this comment from the Staff, as well as comment #27, it became concerned that its earlier filing left an impression that the Company relies more scientifically on comparisons with small peer groups than is in fact the case. The Company has attempted in this filing to re-organize the relevant discussion. The new organization is intended to convey the realities of the Company’s compensation-setting processes as a privately held company with a modest legal and human resources budget in a manner that is accurate and that is as detailed as possible without embellishment.

Ms. Parker & Ms. McNeil

Securities and Exchange Commission

March 1, 2010

27.	In addition, if you have benchmarked different elements of your compensation against different benchmarking groups, please identify the peer companies that comprise each such group.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 110 – 111. In addition, please see the Company’s response to comment #26.

Elements Used to Achieve Compensation Objectives, page 111

Base Salaries, page 111

28.	You provide little analysis of the effect of individual performance on compensation, despite disclosure that each executive officer’s position, scope and duration of responsibilities, and overall performance are factors upon which their base salaries depend. Please provide additional disclosure and analysis of how individual performance contributed to the actual 2009 compensation for your named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Compensation Committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 110 – 115.

29.	Expand your disclosure to include a discussion of Mr. Lorentzen’s “increased roles and responsibilities” related to his $115,000 base salary increase. Also expand your disclosure to discuss the elements of Mr. Lorentzen’s performance related to the $200,000 bonus paid to him on March 31, 2009, noted on page 112.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 111 and 115.

Management Equity Investments, page 112

30.	Here, and elsewhere, you cross reference disclosure under the subheading “Director Independence – Security Holders Agreement”. This subheading is not used in the registration statement. Please revise accordingly.

Response. The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 115 and 117.

Ms. Parker & Ms. McNeil

Securities and Exchange Commission

March 1, 2010

Material United States Federal Income Tax Considerations . . . , page 144

31.	Please eliminate the statement that prospective holders “should consult with their tax advisors regarding the tax consequences to them .. . . .”, although you may suggest this course of action.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 150.

Financial Statements

Independent Auditors’ Report

St. Ann Bauxite Limited and Its Subsidiary, page F-4

32.	Please provide us with your calculations pursuant to Rule 3-09 of Regulation S-X for periods in fiscal 2007 with respect to your investment in St. Ann Bauxite Limited.

Response: The following tables show the calculation of our investment test and pre-tax income test under Rule 3-09 with respect to our investment in Noranda Bauxite Limited (formerly St. Ann Bauxite Limited) (“St. Ann”) as of December 31, 2007, and for the predecessor and successor periods of 2007. As our investment in St. Ann represented less than 20% of our consolidated total assets and consolidated pre-tax income, we concluded St. Ann was not significant.

Investment Test

($ in thousands)	December 31, 2007
	Carrying Value	% of Noranda Assets
	(in thousands)
Noranda’s investment in St. Ann	$106,394	6.5%

Noranda total assets	$1,635,668

Pre-tax income test

			Significance Percentage
	January 1, 2007 to May 17, 2007	May 18, 2007 to December 31, 2007	January 1, 2007 to May 17, 2007	May 18, 2007 to December 31, 2007
	(in thousands)

Noranda’s equity in St. Ann pre-tax income	$3,110	$2,279	11.1%	17.1%

Noranda income before income taxes	$27,912	$13,304

Ms. Parker & Ms. McNeil

Securities and Exchange Commission

March 1, 2010

The following table reconciles U.S. GAAP net income as reported by St. Ann to equity in St. Ann’s pre-tax income (in thousands):

	January 1, 2007 to May 17, 2007	May 18, 2007 to December 31, 2007	December 31, 2007
	(in thousands)

U.S. GAAP net income of St. Ann	$5,753	$6,902	$12,655
U.S. GAAP income tax expense of St. Ann	3,007	3,358	6,365

U.S. GAAP pre-tax income of St. Ann	$8,760	$10,260	$19,020

Noranda’s 50% interest in U.S. GAAP pre-tax income of St. Ann	$4,380	5,130	9,510
Noranda’s amortization of difference between its recorded investment in St. Ann and its 50% interest in the underlying equity of St. Ann	(1,270)	(2,851)	(4,121)

Noranda’s equity in St. Ann pre-tax income	$3,110	$2,279	$5,389

Noranda Aluminum Holding Corporation

Interim Financial Statements for the Nine Months Ended September 30, 2009

Note 2 – Joint Venture Transaction, Page F-61

33.	We note disclosure throughout your document that the sales of Bauxite from your St. Ann mine to external third parties, “reduce the net cost of bauxite transferred to Gramercy”. Please clarify how you are presenting these third party bauxite sales in your Consolidated Statements of Operations for the interim period ended September 30, 2009.

Response: The Company respectfully advises the Staff that the Company’s statement that third party sales “reduce the net cost of bauxite transferred to Gramercy” refers to the economic effect of the margin on those sales. Sales to external third parties are reported as revenue. The Company has revised the Registration Statement in response to the Staff’s comment. Please see, for example, page 2. In addition, the Company respectfully advises the Staff that it has updated its Registration Statement to include financial statements as of and for the twelve months ended December 31, 2009.

34.	We note your disclosures elsewhere in your document which indicate the operations of St. Ann have been considered integrated with your Upstream Segment. Please tell us if you have considered, whether the acquired St. Ann operations now represent a separate reportable segment. As part of your response, please provide us with the most recently available CODM package.

Ms. Parker & Ms. McNeil

Securities and Exchange Commission

March 1, 2010

Response: The Company respectfully advises the Staff that, as defined by ASC Topic 280, “Segment Reporting”, the Company’s Chief Operating Decision Maker (“CODM”) is Layle K. Smith, chief executive officer. Mr. Smith has final authority and therefore controls how resources are allocated among the Company’s various divisions.

Internally, the CODM uses a monthly reporting package (“the Management Pack”) to evaluate financial information and results. The Management Pack contents are discussed during monthly business review meetings and represent the primary information source for evaluating the divisions on a recurring basis. The Management Package’s key financial results metric is adjusted EBITDA. The CODM evaluates each operating segment, as well at the Company as a whole, based on their Adjusted EBITDA amounts. Adjusted EBITDA is grouped into four sections: Upstream, Downstream, Corporate, and Hedging (see page 2 in the Management Package.) As hedging is presented below operating income in the income statement, it is not considered an operating segment. The following table shows what is included in each operating segment:

Upstream	Downstream	Other
New Madrid Smelter	Norandal USA	Corporate
Noranda Alumina, Inc. (Gramercy)
Noranda Bauxite Limited (St. Ann)

Resource allocation decisions are made among the Upstream components based on their expected contribution to the cash flows of the Upstream segment as a whole. We believe this is illustrated by:

1.	The Upstream division is vertically integrated. All bauxite supplied to Gramercy originates from St. Ann and substantially all alumina used by New Madrid is supplied by Gramercy.

2.	In the Management Pack, Upstream Adjusted EBITDA includes the results of the New Madrid smelter displayed on a gross basis (revenues, expenses, etc.), with the net operating results of Gramercy and St. Ann consolidated through New Madrid’s alumina cost line (see pages 11 and 13 in our Management Package).

3.	The Company’s principle motivations for our initial investments in St. Ann and Gramercy in 2004, and subsequently acquiring sole ownership of those operations in 2009 were to support the Upstream business. The Company’s initial investments in 2004 were for the purpose of securing a reliable, affordable source of alumina for New Madrid. The Company’s justification to its Board for the 2009 acquisition was that having sole ownership of Gramercy and St. Ann would allow the Company to control input costs at the New Madrid smelter, rather than to add additional revenue streams to the existing business model.

Ms. Parker & Ms. McNeil

Securities and Exchange Commission

March 1, 2010

In response to the Staff’s request for the CODM package, legal counsel for the Company will provide the CODM package under separate cover, on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act and Rule 418 under the Securities Act. In accordance with Rule 12b-4 and Rule 418, legal counsel for the Company will request that these materials be returned promptly following completion of the Staff’s review thereof. Legal counsel for the Company also will request confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83.

Note 14 – Pensions and Other Post-Retirement Benefits, Page F-76

35.	You disclose you have contributed $1.3 million to the Noranda pension plan during the nine months ended September 30, 2009 and you expect to contribute a minimum of $0.4 million to the Noranda pension plan during the remainder of 2009. We further note that your accumulated benefit obligation was significantly in excess of the fair value of your plan assets at December 31, 2008. Please tell us how you have considered the impact of the Pension Protection Act of 2006 and the Worker, Retiree, and Employer Recovery Act of 2008 on your obligation to fund the Noranda pension plan.

Response: The Company respectfully advises the Staff that the Company’s intent is to satisfy minimum funding requirements for its pension plans under current regulations. As needed, the Company evaluates whether to make, and often makes, additional contributions to avoid benefit restrictions, PBGC variable premiums, PBGC 4010 filings or at-risk status. As a result of this review process, the Company contributed an additional $20 million to the plans in December 2009. Please see the “Employer contributions” line in the “Noranda Pension” table page F-35.

Engineering Comment

Primary Metal — Upstream Business, page 95

36.	We note your disclosure that your bauxite feed material is provided by your St. Ann Bauxite Mine through Noranda Bauxite Ltd. Supplementally provide us with an estimate of your mining - transport related assets, total bauxite sales (internal transfer-price and external), and net income for this segment of your upstream operations. This would encompass your mining operations, transportation and ship-loading port facilities up to the point of your bauxite sales.

Response: The Company respectfully advises the Staff that Noranda Bauxite Ltd. had approximately $62 million in assets as of December 31, 2009, which accounted for less than 4% of the Company’s total consolidated assets of approximately $1.7 billion as of December 31, 2009. In addition, all of NBL’s mining assets, other than inventory, are actually owned by St. Ann Jamaica Bauxite Partners, which is owned 51% by the Government of Jamaica and 49% by NBL. 100% of the SAJBP mining assets are

Ms. Parker & Ms. McNeil

Securities and Exchange Commission

March 1, 2010

included in NBL’s consolidated assets, however, because NBL is considered the primary beneficiary of the partnership pursuant to ASC Topic 810-10-5-8, “Consolidation of VIE’s.” NBL’s negotiated fiscal scheme with the GOJ includes payment for the use of these mining and transportation assets.

In addition, the Company respectfully advises the Staff that NBL does not report separately as a segment. Pursuant to ASC Topic 280, “Segment Reporting,” NBL is accounted for within the upstream segment of the Company. External bauxite sales accounted for approximately 4% of the Company’s consolidated sales in 2009 on a pro forma basis as if the Joint Venture Transaction had occurred on January 1, 2009. In addition, of 3.2 million DMTs of bauxite mined in 2009, 1.2 million DMTs were sold to unrelated third parties.

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Should you request further clarification of any of the issues raised in this letter or the Registration Statement, please contact the undersigned at (212) 403-1000.

Sincerely,

/s/ Andrew J. Nussbaum

Andrew J. Nussbaum